New Gold 2012 Operational Results Extend History of Delivering on Guidance and 2013 Outlook Provides Gold Production Growth at Significantly Lower Costs

(All figures are in US dollars unless otherwise indicated)

February 5, 2013 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today announces fourth quarter and full year 2012 operational results as well as 2013 guidance, combining continued operational execution with gold production growth and declining total cash costs(1). The company finished 2012 with gold production of 411,892 ounces at total cash costs(1) per ounce sold, net of by-product sales, of $421 per ounce. After delivering 6% gold production growth and a $25 per ounce decrease in total cash costs(1) per ounce sold, net of by-product sales, during 2012, New Gold’s 2013 guidance outlines continued gold production growth coupled with a further decline in costs. For 2013, the company forecasts gold production of 440,000 to 480,000 ounces at total cash costs(1) per ounce sold, net of by-product sales, of $265 to $285 per ounce. “We are very pleased with our operational performance in 2012 as our teams continued to execute,” stated Randall Oliphant, Executive Chairman. “Looking forward, a full year of operations at New Afton allows us to, once again, combine gold production growth with substantially lower costs, which I believe is one of the key differentiators of our company.”

Fourth Quarter and Full Year 2012 Highlights

•	Strong finish to 2012 with fourth quarter gold production of 112,883 ounces at total cash costs(1), net of by-product sales, of $254 per ounce, the lowest in the company’s history

•	Met annual operational guidance for fourth consecutive year

o	2012 gold production increased by 6% to 411,892 ounces from 387,155 ounces

o	2012 total cash costs(1) per ounce sold, net of by-product sales, decreased to $421 per ounce from $446 per ounce

•	2012 year end Measured and Indicated gold resources of 21.4 million ounces, an increase of 10% per share when compared to the prior year end

•	New Afton mine life extended by two years from 12 to 14 years through exploration efforts

•	Simplified balance sheet finishing 2012 with highest ever year end cash balance of $688 million and all corporate debt due in 2020 or beyond

2013 Outlook Highlights

•	Targeting further ~12% gold production growth to between 440,000 and 480,000 ounces

•	A forecasted doubling of copper production to drive total cash costs(1) per ounce sold, net of by-product sales, down by approximately $145 per ounce to $265 to $285 per ounce

o	2013 all-in sustaining cash costs(2) estimated to be $875 per ounce

•	New Afton mill throughput expected to reach sustainable 12,000 tonnes per day, or 9% increase over nameplate capacity, by end of 2013

•	Exploration team to build upon successful drill results at New Afton C-zone and further test the new targets identified on the company’s 1,000 square kilometre land position at Blackwater

•	Blackwater Feasibility Study to be completed in late 2013

The preliminary information provided for production, sales and total cash costs(1) are approximate figures and may differ slightly from the final results included in the 2012 annual audited financial statements and MD&A.

Operations Overview

Gold Production

Driven by a full quarter of production from New Afton, New Gold’s consolidated gold production during the fourth quarter increased by 12% over the fourth quarter of 2011. Beyond the contribution from New Afton, which was still in the development stage during the fourth quarter of 2011, increased gold production at the Peak Mines partially offset decreases at Mesquite and Cerro San Pedro. Increased gold production at the Peak Mines, when compared to the same period of the prior year, was a result of realizing anticipated higher gold grades and continued recovery improvements in the mill circuit.

The 6% year-over-year increase in gold production during 2012 was also primarily attributable to the production start at New Afton. A 12% increase in gold production at the Peak Mines during the year, due to improved grades and recoveries, was offset by production declines at Mesquite and Cerro San Pedro resulting from lower grades being placed on the leach pads as planned due to mine sequencing.

Copper and Silver Production

New Gold’s consolidated copper production during the fourth quarter increased by over six times to 21 million pounds from three million pounds in the same period of the prior year. The increase was largely attributable to a full quarter of production from New Afton, though the Peak Mines also increased copper production by 9% during the quarter. The increased production at Peak was due to a combination of increased ore tonnes milled and continued recovery improvements, which were partially offset by lower copper grades.

For full year 2012, copper production increased by 236% when compared to 2011. The increase was due to the combination of the successful New Afton start-up and a 13% increase in copper production at the Peak Mines.

Silver production at Cerro San Pedro remained consistent during both the quarter and full year period.

Total Cash Costs(1) per Ounce Sold – Net of By-Product Sales

New Gold’s fourth quarter gold production was achieved at the lowest costs in the company’s history and among the lowest costs in the industry. Total cash costs(1) per ounce sold, net of by-product sales, during the fourth quarter were $254 per ounce. The company was able to reduce its total cash costs(1) by almost $300 per ounce when compared to the same period of the prior year and $189 per ounce when compared to the third quarter of 2012. Total cash costs(1) in the fourth quarter of 2012 were driven lower by the impact of New Afton successfully achieving full production.

For full year 2012, the company’s total cash costs(1) per ounce sold, net of by-product sales, were within the guidance range of $410 to $430 per ounce set in early 2012. Importantly, New Gold was able to deliver a decrease in total cash costs(1) despite continued broader industry cost pressures.

“I am very proud of our operating teams for continuing to deliver on the targets that we set at the beginning of each year,” stated Robert Gallagher, President and Chief Executive Officer. “We look forward to delivering on our guidance for a fifth consecutive year in 2013.”

2013 Guidance and Sensitivities

New Gold’s targeted 2013 gold production growth is primarily driven by a full year of production from New Afton, with increases at Cerro San Pedro and the Peak Mines offsetting a minimal decrease in production at Mesquite. Consolidated copper production in 2013 is expected to double to a range of 78 to 88 million pounds as a result of New Afton hitting full production and the steady copper contribution from the Peak Mines. Silver production at Cerro San Pedro is expected to move to 1.4 to 1.6 million ounces due to the planned processing of lower silver grades as a result of mine sequencing.

Total cash costs(1) per ounce sold, net of by-product sales, are expected to decrease by approximately $145 per ounce when compared to 2012 with costs benefitting from a full year of production at the low cost New Afton mine. New Gold’s copper and silver by-product revenue continues to provide an effective natural hedge against the various cost pressures being faced by the broader industry.

Per the company’s quarterly plans, gold production is expected to grow in the second half of the year with a commensurate decline in total cash costs(1).

New Afton’s 2013 co-product costs are forecast to be $570 to $590 per ounce of gold and $1.20 to $1.30 per pound of copper.

The company is also pleased to provide its estimate for 2013 all-in sustaining cash costs(2) of approximately $875 per ounce. The estimate for all-in sustaining cash costs includes: total cash costs(1), corporate general and administrative expenses, exploration expenditures and sustaining capital.

Assumptions used in the 2013 guidance include gold, silver and copper prices of $1,600 per ounce, $30.00 per ounce and $3.50 per pound and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and $13.00 to the U.S. dollar. The diesel price assumed for 2013 is $3.70 per gallon, which is representative of recent prices being paid at Mesquite. The following table provides an overview of the impact on total cash costs(1), both by asset and consolidated, of movements in the above noted assumptions.

2012 Year End Mineral Reserves and Resources

New Gold’s 2012 year end Measured and Indicated gold resources increased by 2.6 million ounces when compared to the prior year, with the resource increase more than offsetting the approximately 0.6 million ounces that were mined at the company’s four operations. In total, the company’s Measured and Indicated gold resources increased by 10% per share during 2012. During the year, New Gold’s gold reserve base declined by only 0.1 million ounces despite the company producing 411,892 ounces. Proven and Probable gold reserves increased during the year at each of Peak Mines, New Afton and El Morro. New Gold is particularly pleased that the exploration efforts at New Afton, which only began in mid-2012, have already added over 150,000 ounces to its reserve base. The team continues to actively explore the C-zone block of mineralization that lies below the New Afton B-zone reserve block. Additional detail is provided in the section entitled Exploration Update.

In addition, at the Peak Mines, the company was, once again, successful in replacing the ounces mined during the year, thus maintaining the mine life of the operation at eight years. No exploration drilling was completed at Mesquite or Cerro San Pedro during 2012.

At Blackwater, the company was successful in upgrading the majority of the mineral resource into the Measured and Indicated categories to support the completion of the Feasibility Study in late 2013. The infill drilling program on the main Blackwater deposit has now been completed. Through 2012, New Gold was successful in growing the Blackwater Measured and Indicated gold mineral resource to 8.1 million ounces from 5.4 million ounces at the end of 2011. The latest estimate also represents a significant improvement in the overall resource classification at Blackwater. Since the company’s September 2012 Preliminary Economic Assessment (“PEA”) however, through the combination of the infill drill results and updated geologic resource constraints, Blackwater has seen a decline in its global mineral resource inventory, with the majority of the decrease in the lower grade Inferred resource category. In assessing the latest Blackwater results, the company is focused on the highest quality tonnes and gold ounces in an effort to maximize profitability rather than global resource inventory. In light of this, New Gold has increased the cut-off grade used to estimate the Blackwater mineral resource to 0.4 gold-equivalent grams per tonne from the 0.3 gold-equivalent grams per tonne used for the PEA.

With the 2012 year end mineral resource as the basis, Blackwater’s mine plan will be subject to ongoing scheduling optimizations through completion of the Feasibility Study in late 2013. A variable cut-off strategy will continue to be used in formulating the pit sequencing to focus on mining and processing of the most profitable ounces early in the project’s life. The year end resource is expected to support a more consistent production profile in the first 10 years when compared to the PEA, which saw higher production in the first five years at the expense of production in years six through 10. Total estimated gold production in the first 10 years of Blackwater’s mine life is expected to remain consistent with that of the PEA. New Gold also intends to stockpile material below the 0.4 gold-equivalent grams per tonne cut-off for processing toward the end of Blackwater’s mine life.

Exploration Update

During 2013, New Gold’s exploration team plans to build on a successful 2012 which saw the mine lives at New Afton, the Peak Mines and El Morro extended as well as the completion of over 270,000 metres of drilling at Blackwater. The company’s estimated total exploration budget for 2013 is $50 million of which approximately $20 million is expected to be capitalized.

At New Afton, the C-zone exploration program began in mid-2012. A total of 16,998 metres in 34 holes was completed during the third and fourth quarters of 2012 with the objective of extending the mine’s life, adding to the mineral resource immediately at the base of the current reserve block and further delineating the C-zone which lies below the current New Afton reserve. Seven of the 34 holes were included in the 2012 year end mineral Reserve and Resource update.

Highlights of C-zone assays received since completion of the year end Reserve and Resource update include:

A total of 40,000 metres of drilling is targeted at New Afton for 2013, with 30,000 metres focused on the C-zone, 5,000 metres targeting continued reserve replacement and 5,000 metres testing regional targets on the company’s 110 square kilometre land package.

With infill drilling at the primary Blackwater deposit now completed, the company plans to further advance its exploration efforts on the Capoose resource, located 25 kilometres from Blackwater, as well as on various new targets identified on the company’s broader land package during 2012. The exploration team has budgeted for 40,000 metres of drilling at Blackwater during 2013. Half of the 2013 program will focus on the completion of condemnation drilling, testing for extensions to the Blackwater resource and identification of potential satellite deposits near the primary deposit. The remaining 20,000 metres are planned for Capoose and various regional targets where between four and six exploration drills are expected to be active throughout the year. The company has the flexibility to increase the program at Blackwater and intends to periodically reassess its plans throughout 2013 based on the exploration results as they emerge.

At the Peak Mines, the team has budgeted for 33,000 metres of drilling, of which 85% is near-mine and mine corridor exploration, with the objective of continuing the long history of reserve and resource replacement. The remainder of Peak’s exploration budget will focus on continued drill testing and reconnaissance exploration over the company’s extended regional land position.

Asset Overviews

Mesquite

Mesquite extended its history of solid performance during 2012. The mine met its 2012 production guidance and came in below its targeted range for total cash costs(1). Mesquite’s production was down compared to 2011 as expected due to the mine plan moving through a phase of ore that was below reserve grade. The processing of these lower grade ores and increased diesel prices led to a moderate increase in total cash costs(1) compared to 2011.

Looking ahead to 2013, mining is scheduled to remain in a portion of the pit that has average grades below that of Mesquite’s global reserve grade, resulting in an expected modest decrease in production. The combination of this lower production base and a diesel price assumption that is 8% higher than the 2012 average price paid results in guidance for total cash costs(1) increasing from 2012 levels. Based on the company’s longer term plans, it is expected that after 2013, Mesquite’s production should increase to historical levels with a commensurate decrease in costs. Mesquite’s 2013 estimated capital spend is $20 million, of which $7 million is for the purchase of two new trucks that should facilitate production increases in the coming years.

Cerro San Pedro

Cerro San Pedro had another strong year in 2012, delivering its gold production at among the lowest costs in the industry. Gold production was down slightly when compared to 2011 as a result of a minor decrease in the average gold grade processed while silver production remained consistent. Cerro San Pedro’s total cash costs(1) per ounce sold, net of by-product sales, were below the guidance set for 2012. The mine’s total cash costs(1) increased, when compared to a record setting 2011, primarily due to a lower average realized silver price.

Cerro San Pedro’s 2013 guidance anticipates an increase in gold production with increased gold grades more than offsetting an expected decrease in tonnes processed. Silver production is expected to decline due to a combination of lower tonnes processed and planned mining of lower silver grades. The projected increase in total cash costs(1) from 2012 to 2013 is primarily attributable to lower silver by-product revenue. The 2013 estimated capital spend at Cerro San Pedro is $40 million, of which $30 million relates to a capitalized pushback and the mine’s final leach pad expansion. Cerro San Pedro’s life of mine plan indicates a steady and significant reduction in annual capital costs over the remainder of the mine life.

Peak Mines

Peak finished 2012 with a strong fourth quarter ultimately meeting its full year production guidance for both gold and copper. Gold and copper production increased during 2012 compared to the prior year through a combination of higher grades and continued increases in mill recoveries for both metals. The increase in Peak’s year-over-year total cash costs(1) per ounce sold, net of by-product sales, was due to a combination of lower by-product revenues, the appreciation of the Australian dollar and general cost pressures in Australia.

In 2013, Peak is targeting a further increase in gold production with copper production expected to remain consistent with that of 2012. The increase in gold production is driven by an expected increase in ore tonnes processed. At the same time, total cash costs(1) per ounce sold, net of by-product sales, are expected to decrease when compared to 2012. This anticipated decrease in costs is attributable to a combination of higher gold production, a lower foreign exchange rate assumption, versus the average exchange rate in 2012, and a partial abatement of certain inflationary pressures in Australia resulting from the cancellation, delay or scaling back of various large projects in the sector. Peak’s 2013 capital estimate of $60 million is consistent with prior years and includes approximately $30 million of underground development and capitalized exploration in an effort to continue Peak’s long history of reserve and resource replacement.

New Afton

New Afton’s successful June 2012 production start-up was the culmination of many years of dedicated exploration, development work and project execution. After the New Afton mill achieved its design capacity of 11,000 tonnes per day over one month ahead of schedule in late September, the operation finished what was a strong year by virtually every measure, with a solid fourth quarter.

During the fourth quarter, the mill throughput averaged approximately 11,700 tonnes per day. As planned, the gold and copper grades also increased in the fourth quarter, averaging 0.77 grams per tonne gold and 0.84% copper.  Importantly, the gold and copper grades of ore being processed from the block cave are reconciling favourably with the block model reserve estimate. At the same time, gold and copper recoveries continue to increase as the mill circuit undergoes continual refinement. Recoveries for gold and copper averaged 84% and 85% during the fourth quarter and continue to move towards their anticipated run rate levels of 88 to 90%. New Afton finished 2012 having completed the development of 54 drawbells versus a target for the year of 48.

New Gold looks forward to 2013 with a full year of contribution from New Afton expected to result in significant increases in both gold and copper production as well as lower total cash costs(1). At today’s commodity prices it is anticipated that New Afton could double the company’s cash flow.

Capital expenditures at New Afton during 2012, net of pre-commercial production sales, totaled $297 million. In 2013, New Afton’s capital estimate is $110 million. Approximately $90 million of the 2013 budgeted capital relates to underground development and the completion of 36 drawbells to provide additional flexibility and ore access points. Though some underground and drawbell development is planned to occur on an annual basis going forward, the work scheduled for 2013 should position the operation to see a marked year-over-year decline in capital costs over the mine’s now 14 year life.

A further value enhancing initiative being pursued at New Afton during 2013 is the evaluation of opportunities to increase the mining and milling rate beyond the current nameplate capacity of 11,000 tonnes per day. As a first step, the New Afton team is targeting an increase in throughput to an average of 12,000 tonnes per day, or a 9% increase over the design rate, by the end of 2013. In order to assess the operation’s potential to go even further beyond this higher rate, the New Afton team intends to evaluate which elements of the operation, if any, would represent bottlenecks in reaching a throughput above 12,000 tonnes per day. New Gold intends to provide updates on this initiative as well as the continued C-zone exploration program during the second half of 2013.

El Morro

New Gold’s share of the El Morro project continues to provide the company with a 30% fully-carried interest in an advanced stage, world-class copper/gold project in northern Chile. The El Morro and La Fortuna deposits represent the two principal zones of gold-copper mineralization that have been identified to date. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current La Fortuna open pit. Based on the most recent Feasibility Study, completed in late 2011, once in production, New Gold's 30% share of annual production is expected to be over 90,000 ounces of gold and 85 million pounds of copper over an initial 17-year mine life. During 2012, New Gold’s share of the gold and copper reserves at El Morro increased by 0.4 million ounces of gold and 229 million pounds of copper.

Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's 30% share of capital costs. The carried funding will accrue interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

Activity at site has been limited recently due to the previously announced temporary suspension of the project's environmental permit, pending the resolution by the Chilean Environmental Permitting Authority (the "Servicio de Evaluación Ambiental" or "SEA") of certain deficiencies in consultation asserted by a group of indigenous people whose claims were supported by the Chilean court. In June 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean court. It is anticipated the consultation process could be completed by late 2013. During the period of temporary suspension, Goldcorp's focus is on supporting the advancement of the consultation process, evaluating potential future exploration targets and optimizing project economics including sourcing of a long-term power supply.

Blackwater

The company’s Blackwater project was significantly advanced during 2012 from multiple perspectives. Over 270,000 metres of drilling were completed on the project with the majority focused on upgrading the mineral resource to the Measured and Indicated resource classification. This increases the resource classification and enables the resource estimate to be used as the basis for Blackwater’s Feasibility Study which remains on target for completion in late 2013. In September 2012, the PEA for Blackwater was released which outlined the parameters of a conventional truck and shovel open pit mine with a 60,000 tonne per day processing plant that had the potential to produce an average of over 500,000 ounces of gold per year(3).

Since the PEA, the Blackwater team has continued to refine and optimize the project development plan with various trade-off studies and will continue to do so throughout 2013. Based on the additional work that has been completed to date, the PEA assumptions for capital and operating costs continue to be viewed as reasonable. In working towards the completion of the Feasibility Study in late 2013, these elements as well as the mine plan, discussed in the section entitled 2012 Year End Mineral Reserves and Resources, will be refined with a focus on maximizing profitability. During 2012, the company spent $127 million on the exploration and development of the Blackwater project with the below highlighting some of the key achievements.

The PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Blackwater 2012 Highlights

•	Completed Preliminary Economic Assessment

•	Completed 2012 year end mineral resource estimate upgrading majority of mineralization into the Measured and Indicated resource categories

•	Initiated Provincial and Federal environmental process and completed environmental baseline work

•	Signing of two exploration agreements with First Nations and subsequent approval of Multi-year Area Based exploration permit

•	Opening of regional office and sample preparation lab in Vanderhoof, British Columbia

•	Confirmed point of access for connection to British Columbia hydro power

During 2013, the company plans to spend approximately $60 million at Blackwater, including $45 million for completion of the Feasibility Study, progression of the permitting and operation and development of camp infrastructure. The remaining $15 million is related to capitalized exploration.

Financial Update

New Gold finished 2012 with a cash balance of $688 million(4). The company has an additional $100 million of liquidity through an undrawn credit facility. The consolidated debt position of the company at December 31, 2012 was $848 million(4) which included: face value $300 million 7.00% senior unsecured notes due in 2020 (book value - $293 million), face value $500 million of 6.25% senior unsecured notes due in 2022 (book value - $490) and $65 million in El Morro funding loans. The company had 476 million common shares outstanding at December 31, 2012.

Webcast and Conference Call

A webcast presentation to discuss these results will be held on February 5, 2013, at 10:00 a.m. Eastern Time. Participants may access the webcast by registering here or from our website at www.newgold.com. You may also listen to the conference by calling 647-427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback after the event, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 96531135. An archived webcast will also be available at www.newgold.com following the event.

Detailed Reserve and Resource Tables

See Notes to Mineral Reserve and Resource Statements below for further detail on Reserve and Resource calculations.

Notes to Mineral Reserve and Resource Statements

Measured and Indicated mineral resources that are not mineral reserves do not have demonstrated economic viability as defined by a technical Feasibility Study. New Gold reports its Measured and Indicated mineral resources inclusive of its mineral reserves. Inferred mineral resources are not known with the same degree of certainty as Measured and Indicated resources, do not have demonstrated economic viability, and are exclusive of mineral reserves. Mineral reserves have been estimated and reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definition standards and guidelines and Canadian National Instrument 43-101 (“NI 43-101”).

1) Mineral Reserves for the company’s mineral properties have been calculated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold US$/oz	Silver US$/oz	Copper US$/lb	Lower cutoff
Mesquite	$1,300	-	-	0.21 g/t Au – Oxide reserves 0.41 g/t Au – Non-oxide reserves
Cerro San Pedro	$1,300	$24.00	-	US$4.33/t NSR
Peak Mines	$1,300	$24.00	$3.00	A$120 - 253/t NSR
New Afton	$1,300	$24.00	$3.00	US$24/t NSR
El Morro	$1,350	-	$3.00	0.20% CuEq

2) Mineral Resources for the company’s mineral properties have been calculated based on the following metal prices and lower cut-off criteria:

Mineral Property	Gold US$/oz	Silver US$/oz	Copper US$/lb	Lower cut-off
Mesquite	$1,400	-	-	0.12 g/t Au – Oxide resources 0.24 g/t Au – Non-oxide resources
Cerro San Pedro	$1,400	$28.00	-	0.10 g/t AuEq – Open pit oxide resources 0.40 g/t AuEq – Open pit sulphide resources
Peak Mines	$1,400	$28.00	$3.25	A$97 - 137/t marginal NSR
New Afton	$1,400	$28.00	$3.25	0.40% CuEq
El Morro	$1,500	-	$3.50	0.15% CuEq – Meas’d & Ind’cd o/p resources 0.20% CuEq – Inferred u/g resources
Blackwater	$1,400			0.40 g/t AuEq
Capoose	$1,400	-	-	0.40 g/t AuEq

Mineral resources have been estimated and reported in accordance with CIM definition standards and guidelines and Canadian NI 43-101.

3) Mineral resources are classified as Measured, Indicated and Inferred resources and are reported based on technical and economic parameters consistent with the methods most suitable for their potential commercial exploitation. Where different mining and/or processing methods might be applied to different portions of a mineral resource, the designators ‘open pit’ and ‘underground’ have been applied to indicate envisioned mining method. Likewise the designators ‘oxide’, ‘non-oxide’ and ‘sulphide’ have been applied to indicate the type of  mineralization as it relates to appropriate mineral processing method and expected payable metal recoveries. The estimates of mineral Reserves and mineral Resources may be mutually affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. Additional details regarding mineral reserve and resource estimates, classification and reporting parameters for each of New Gold’s mineral properties are provided in the respective NI 43-101 Technical Reports which are available on SEDAR.

4) Qualified Person: The preparation of New Gold’s mineral reserve and resource statements has been done by Qualified Persons as defined under Canadian National Instrument 43-101 under the oversight and review of Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The combination of the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico, the Peak Mines in Australia and the New Afton Mine in Canada position New Gold as one of the lowest cost producers in the industry. In 2013, the company is forecasting between 440,000 and 480,000 ounces of gold production. In addition to its four operating mines, New Gold owns 100% of the exciting Blackwater project in Canada and 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to obtaining the necessary permits for the Blackwater project, in Mexico where the Cerro San Pedro mine has a history of ongoing legal challenges related to our EIS and Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; uncertainties inherent to economic studies in respect of the PEA for the Blackwater project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed in this news release has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

(1) TOTAL CASH COSTS

“Total cash costs” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash cost presented does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

(2) ALL-IN SUSTAINING CASH COSTS

The company is working with the World Gold Council and is in the process of adopting an “all-in sustaining cash costs” measure that the company believes more fully defines the total costs associated with producing gold.  Although the definition is still preliminary, all-in sustaining cash costs, as currently defined, includes: by-product cash costs, corporate general and administrative expenses, exploration expense and sustaining capital.  This metric is a non-IFRS measure.

(3) PEA – ADDITIONAL CAUTIONARY NOTE

This note regarding the preliminary economic assessment (“PEA”) is in addition to cautionary language already included in this news release as required under NI 43-101. The Blackwater PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. This news release includes information on New Gold’s PEA with respect to the Blackwater Project, which was outlined in the PEA Technical Report filed on October 10, 2012.  As disclosed in the news release, New Gold has, since the date of the PEA, completed a non-material update of the mineral resource estimate for the Blackwater Project. Although the PEA represents useful, accurate and reliable information based on the information available at the time of its publication, and provides an important indicator as to the economic potential of the Blackwater Project, the PEA is based on mineral resources estimates with an effective date of July 27, 2012, which do not reflect drilling conducted since their effective date, and the PEA does not reflect the latest mineral resource estimate discussed in this news release. Certain assumptions used in the PEA, some of which relate to the July 27, 2012 mineral resource estimate, may have changed from those used for the new resource estimate, causing a variation of parameters.  Moreover, the updated mineral resource estimate may impact how New Gold intends to develop the deposit, including pit outlines, production rates and mine life.

(4) UNAUDITED FINANCIAL INFORMATION

The cash and debt balance and capital expenditure information provided are unaudited figures and may differ slightly from the final results included in the 2012 annual audited financial statements and MD&A.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com